Exhibit 12.1

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Loss from Operations before income taxes	($61,706)	($5,030)	($69,008)	($58,947)	($47,127)
Add:
Interest portion of rental expense (1)	$264	$208	$204	$204	$204
Interest expensed and capitalized	60	50	45	44	62
Amortized premiums related to indebtedness	—	—	—	—	—
Amortization of capitalized interest	9	5	1	8	6
Less:
Interest Capitalized	(13)	—	(10)	—	(5)

Total Earnings	$(61,386)	$(4,767)	$(68,768)	$(58,691)	$(46,860)

Fixed Charges and Preference Dividends:
Interest portion of rental expense (1)	$264	$208	$204	$204	$204
Interest expensed and capitalized	60	50	45	44	62
Amortized premiums related to indebtedness	—	—	—	—	—

Total Fixed Charges	$324	$258	$249	$248	$266

Ratio of earnings to fixed charges and preference dividends	(0)	(0)	(0)	(0)	(0)

Coverage deficiency (2)	$(61,710)	$(5,025)	$(69,017)	$58,939)	$(47,126)

(1) Computation of interest factor of rent expense

Operating rental expense	$801	$629	$617	$617	$617
Interest factor (*)	33%	33%	33%	33%	33%

Total	$264	$208	$204	$204	$204

*	Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor.
(2)	In each of the years presented, we incurred losses from operations and as a result our earnings were insufficient to cover over fixed charges.

The amount shown represents the amount of the coverage deficiency in each such period